

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 21, 2010

Mr. Philip J. Rauch
Chief Financial Officer
NewMarket Technology, Inc.
14860 Montfort Drive, Suite 210
Dallas, TX 75254

      Re: **NewMarket Technology, Inc.**
             Preliminary Information Statement on Schedule 14C
             Filed May 5, 2010
             File No. 000-27917

Dear Mr. Rauch:

We have limited our review of your filing to the matters set forth in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal Recommended by the Board of Directors, page 5

1. We note the disclosure that without additional shares authorized, the Company may find itself unable to raise any more capital through shares if it has issued all of its authorized shares. In addition, we note the disclosure that the Company is contemplating a number of acquisitions which may require the issuance of additional shares of common stock. Please revise to disclose all plans, commitments, arrangements, understandings or agreements to issue any shares that will be made available pursuant to the proposed increase in authorized common stock.

Beneficial Ownership, page 10

2. Because you have more than one class of voting securities, please add column(s) to the table on page 10 as appropriate in order to reflect such voting power with respect to any person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) who is known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities. We note the disclosure on page four of the Information Statement that the prior consent to increase the authorized capital of the Company was obtained from the majority shareholder of the Series K Preferred Super Majority Voting Stock. Refer to Item 403 of Regulation S-K.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Mike Litman, Esq.
        Via Facsimile: (303) 431-1567